

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

Vincent L. Sandusky
President, Chief Executive Officer and Director
LIN Media LLC
One West Exchange Street, Suite 5A
Providence, Rhode Island 02903

> **Re: LIN Media LLC**
> **Registration Statement on Form S-4**
> **Filed May 2, 2013, as amended May 8, 2013**
> **File No. 333-188297**

Dear Mr. Sandusky:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers, page 1

1. Please include disclosure in both your "Questions and Answers" and "Summary" sections discussing that the merger may not be completed and also that, due to various reasons, you may not realize the anticipated benefits of the merger. We note your risk factor disclosure on pages 18-20. In addition, in your revised disclosure, please discuss that for each added $1.00 per share that your class A common stock price exceeds approximately $12.15 upon the effective time of the merger, you expect to incur cash income taxes related to the merger of approximately $20 million. We note your disclosure on page 51.

What constitutes a quorum for the LIN Corp. special meeting?, page 7

2. We note the LIN Corp. class C common stock is entitled to 70% of the voting power on all matters submitted to a vote of holders of LIN Corp. class A common stock and LIN Corp. class C common stock. Please clarify whether the class C common shareholders as

a class by itself, given its 70% voting power, may constitute a quorum for the LIN Corp. special meeting.

Summary, page 10

Reasons for the merger, page 11

3. Revise your disclosure in this section, and throughout your prospectus, to provide the deferred tax gain recognized by LIN Corp. pursuant to the series of transactions related to the sale by one of LIN Corp.'s subsidiaries of its 20.38% interest in Station Venture. In addition, disclose the portion of the deferred tax gain which was recognized as ordinary income.

Material U.S. Federal Income Tax Consequences of the Merger, page 13

4. Provide the basis for your disclosure that LIN Corp. expects the tax basis in its shares of LIN Television will exceed the fair market value of such shares at the time of the merger, and thus expects to recognize a tax loss.

Risk Factors, page 18

The merger may not be completed, which would significantly increase LIN Corp.'s federal and state income tax liabilities…, page 18

5. Revise this risk factor disclosure to briefly discuss the certain cost and capital expenditure reduction initiatives LIN Corp. could take in 2013 and 2014 that would allow it to generate sufficient cash flows to fund its operations, the tax liabilities associated with the Station Venture Sale Transaction and related interest and penalties and to maintain compliance with the financial covenants under its debt obligations into 2014.

6. Further, please clarify your disclosure in the second bullet point on page 19. For example, disclose a threshold market price the LIN Corp. class A common stock may decline to in order for the market price to reflect an assumption that the merger will be completed.

Cautionary Statement Regarding Forward-Looking Statements, page 39

7. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

Background to the Merger, page 52

8. Please briefly discuss why Comcast and GE's initial proposal submitted to LIN Corp.'s management on December 7, 2012 was unacceptable to LIN Corp, and discuss the revised terms of the transaction involving Station Venture negotiated over the course of the next five weeks that resulted in the parties agreeing to a mutually acceptable transaction.

9. Clarify your disclosure on page 55 to discuss the "procedure" that was established to determine the independence of each member of the board of directors for the consideration of the Sale Transaction with NBC, GE and Comcast regarding Station Venture and the merger.

10. Please revise your disclosure to briefly discuss the certain financial information relating to the Sale Transaction and the merger that was reviewed by a representative of Deutsche Bank, Mr. Schmaeling and the board of directors of LIN Corp. at the special meeting on January 23, 2013.

11. Revise your disclosure on page 55 to identify the certain transactions in which U.S. public companies completed similar reorganization transactions that were taxable to such companies' stockholders.

Recommendation of LIN Corp.'s Board of Directors Regarding the Merger, page 57

12. Please revise your disclosure to provide a separate subsection with heading, discussing the negative or potentially negative factors your board of directors considered in approving the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

Cc: <u>Via E-mail</u>
        Glenn D. West
        Aaron J. Rigby
        P.J. Himelfarb